UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of registrant as specified in its charter)

#502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053)

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, TryHard Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on March 11, 2026, indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided a 180-day compliance period, or until September 7, 2026, to regain compliance with the Bid Price Rule.

On August 28, 2026, the Company received written notification from the Staff stating that the closing bid price of the Company’s ordinary shares had been at or above the minimum requirement of $1.00 per share for 10 consecutive business days, from August 14, 2026 through August 27, 2026. Accordingly, the Staff notified the Company that it has regained compliance with the Bid Price Rule and that the matter is closed.

On August 31, 2026, the Company issued a press release announcing that it had regained compliance with the Nasdaq minimum bid price requirement. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 31, 2026.

TryHard Holdings Limited

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Director, Chief Executive Officer, and Chairperson